===========================================================================


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934


                         ARV Assisted Living, Inc.
                     ----------------------------------
                             (Name of Company)

                         Common Stock, No Par Value
                     ----------------------------------
                       (Title of Class of Securities)

                                 00204C107
                           ---------------------
                               (CUSIP Number)


                             Lorenzo Lorenzotti
                       Prometheus Assisted Living LLC
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              December 1, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


===========================================================================

                                SCHEDULE 13D



CUSIP No. 00204C107                             Page  2   of  7  Pages
         -------------                               ----    ---
---------------------------------------------------------------------------


1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                   Prometheus Assisted Living LLC

---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                 (b)[ ]

---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                     AF
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                      [ ]
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
---------------------------------------------------------------------------
   NUMBER OF       7   SOLE VOTING POWER
    SHARES             6,183,238
 BENEFICIALLY      --------------------------------------------------------
 OWNED BY EACH     8   SHARED VOTING POWER
   REPORTING           -0-
  PERSON WITH      --------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       6,183,238
                   --------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
                   --------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,183,238 shares of Common Stock
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
      SHARES*
---------------------------------------------------------------------------
13    PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
      39.0%, the number of shares of Common Stock currently owned by Prometheus (6,183,238) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   OO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No. 00204C107                             Page  3   of  7  Pages
        -----------                                 -----    ---
---------------------------------------------------------------------------


1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

               LF Strategic Realty Investors II L.P.
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                    (b) [x]
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

                         OO, BK
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
---------------------------------------------------------------------------
   NUMBER OF       7   SOLE VOTING POWER
    SHARES             6,183,238
 BENEFICIALLY          ----------------------------------------------------
  OWNED BY EACH    8   SHARED VOTING POWER
   REPORTING           -0-
  PERSON WITH          ----------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       6,183,238
                       ----------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,183,238 shares of Common Stock

---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
      SHARES*
---------------------------------------------------------------------------
13    PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
      39.0%, the number of shares of Common Stock currently owned by Prometheus (6,183,238) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
          PN
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 to Schedule 13D (this "Amendment") is filed by LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI") and Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus", and collectively with LFSRI, the "Reporting Persons"). As previously reported in the Schedule 13D filed on July 23, 1997, by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and Prometheus (as amended, the "Initial
Schedule 13D"), pursuant to a Stock Purchase Agreement dated as of July 14, 1997, by and between ARV Assisted Living, Inc. (the "Company"), LFREI and Prometheus (as amended, the "Stock Purchase Agreement"), Prometheus agreed to purchase certain shares of the common stock, no par value, of the Company (the "Common Stock"). On July 23, 1997, Prometheus purchased 1,921,012 shares of Common Stock pursuant to the Stock Purchase Agreement at a purchase price of $14 per share, representing an aggregate investment of $26,894,168. Thereafter, the Company and the Reporting Persons amended the Stock Purchase Agreement by entering into an Amended and Restated Stock and Note Purchase Agreement dated as of October 29, 1997, by and between the Company, LFREI and Prometheus, which provided for the purchase by Prometheus of $60,000,000 aggregate principal amount of the Company's 6.75% Convertible Subordinated Notes due 2007 (the "Company Notes"). Terms used herein but not defined shall have the meanings assigned to such terms in the Initial Schedule 13D.

         On December 1, 1997, LFREI assigned its ownership interest in Prometheus to LFSRI. On December 5, 1997, the Company redeemed the Company Notes for Common Stock pursuant to redemption provisions set forth in the Indenture and the Note. This Amendment relates to the assignment of ownership in Prometheus and the conversion of the Company Notes into Common Stock. The Initial Schedule 13D is hereby amended as follows:


Item 2.  Identity and Background

         (a), (b), (c) and (f). This Amendment is filed by the Reporting Persons. The principal business offices of the Reporting Persons are at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

         Prometheus was formed by LFREI as an investment vehicle to acquire the Company interests disclosed in the Initial Schedule 13D. On December 1, 1997, LFREI assigned its interest in Prometheus to LFSRI and LFSRI became the sole and managing member of Prometheus. LFSRI's activities are limited to the acquisition for its own account of real estate assets and securities and other interests in entities owning real estate assets. The sole general partner of LFSRI is LFREI. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Amendment. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein. Each person listed on such Schedule 1 is a citizen of the United States.

         (d) and (e). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The funds for this transaction are to be made available to Prometheus through capital subscriptions from LFSRI's limited partners and from bank financings.


Item 5.  Interest in Securities of the Company

         (a) As of December 5, 1997, Prometheus owns 6,183,238 shares of Common Stock. Such ownership represents 39.0% of the number of shares of Common Stock reported by the Company to be issued and outstanding as of December 5, 1997. LFSRI has no ownership interest in the Company beyond its interest in Prometheus.

         (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Amendment, subject to the terms of the Stockholders Agreement.

         (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other parties listed on Schedule 1 have acquired any shares of Common

Stock of the Company since the last amendment to the Initial Schedule 13D was filed, other than the purchases reported herein.

         (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Amendment.

         (e) Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               PROMETHEUS ASSISTED LIVING LLC

                                by   LF Strategic Realty Investors II L.P.,
                                     its sole member,

                                   by   Lazard Freres Real Estate
                                        Investors L.L.C., its general partner,

                                          by: /s/ Robert P. Freeman
                                             -----------------------------
                                             Name:  Robert P. Freeman
                                             Title: President


                               LF STRATEGIC REALTY INVESTORS II L.P.

                                by   Lazard Freres Real Estate
                                     Investors L.L.C., its general
                                     partner,

                                          by: /s/ Robert P. Freeman
                                             -----------------------------
                                             Name:  Robert P. Freeman
                                             Title: President

                                                                 SCHEDULE 1



         Officers of Lazard Freres Real Estate Investors L.L.C. The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.




      Name                         Present and Principal Occupation
--------------------         ----------------------------------------------

Arthur P. Solomon            Chairman and Managing Director
                             of LFREI; Director of American
                             Apartment Communities II, Inc.,
                             and Atlantic American Properties

Anthony E. Meyer             Senior Vice President and
                             Managing Director of LFREI;
                             Member of partnership committee
                             of DP Operating Partnership LP

Robert P. Freeman            President and Managing Director
                             of LFREI; Director of American
                             Apartment Communities II, Inc.,
                             Commonwealth Atlantic Properties
                             Inc. and Atlantic American
                             Properties Trust

Klaus P. Kretschmann         Senior Vice President of LFREI;
                             Director American Apartment
                             Communities II, Inc.

Murry N. Gunty               Vice President of LFREI;
                             Director of Atlantic American
                             Properties Trust and Member of
                             partnership committee of DP
                             Operating Partnership LP

Thomas M. Mulroy             Vice President of LFREI

Lorenzo L. Lorenzotti        Secretary of LFREI

Henry C. Herms               Comptroller of LFREI